EXHIBIT 4.1

SUPPLEMENTAL INDENTURE

This Supplemental Indenture is dated as of August 20, 2009 (this “Supplemental Indenture”), among UDR, Inc., a Maryland corporation (formerly known as United Dominion Realty Trust, Inc., a Maryland corporation, and successor by merger to United Dominion Realty Trust, Inc., a Virginia corporation)(the “Company”), and U.S. Bank National Association (as successor to NationsBank of Virginia, N.A.), as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS, the Company and the Trustee are parties to an Indenture, dated as of April 1, 1994 (the “Indenture”), under which the Company issued an aggregate principal amount of $150,000,000 of the Company’s 81/2 % Debentures Due September 15, 2024 (the “Notes”); and

WHEREAS, the Company has solicited consents (the “Consent Solicitation”) from the Holders of the Notes to certain proposed amendments to the Indenture (the “Proposed Amendments”) as set forth in Section 2.01 hereof, in accordance with the terms of an Offer to Purchase and Consent Solicitation Statement dated August 4, 2009 (the “Offer to Purchase”); and

WHEREAS, pursuant to Section 9.02 of the Indenture, with the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding, the Company and the Trustee may enter into a supplemental indenture for the purpose of adopting the Proposed Amendments; and

WHEREAS, pursuant to the Consent Solicitation, the Holders of a majority in principal amount of the outstanding Notes have consented to the adoption of the Proposed Amendments; and

WHEREAS, the Notes are the only series of notes currently outstanding under the Indenture; and

WHEREAS, the Supplemental Indenture complies with the provisions of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”); and

WHEREAS, the Supplemental Indenture has been approved by the Board of Directors of the Company or by a duly authorized committee of the Board of Directors.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto mutually covenant and agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Defined Terms. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Indenture. The words “herein,” “hereof’ and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

INDENTURE AMENDMENTS

Section 2.01. Deletion of Certain Sections and Subsections from the Indenture. The text of the following sections and subsections of the Indenture shall be deleted from the Indenture:

Subsections (5) and (6) of Section 501	Events of Default
Section 1004	Limitations on Incurrence of Debt
Section 1006	Maintenance of Properties
Section 1007	Insurance
Section 1009	Provision of Financial Information

In place of the deleted text of the foregoing sections and subsections, the following text shall be inserted immediately after the section or subsection number: “[Reserved].”

Any and all references to the foregoing sections and subsections and any and all obligations thereunder related solely to such sections and subsections throughout the Indenture shall be of no further force or effect. All definitions in the Indenture which are used exclusively in the sections and subsections deleted pursuant to this Section 2.01 shall be of no further force or effect.

ARTICLE III

EFFECTIVENESS; OPERATIVENESS

Section 3.01. Effectiveness of Supplemental Indenture. This Supplemental Indenture shall become effective upon the due execution and delivery by the Company and the Trustee of this Supplemental Indenture.

Section 3.02. Operativeness of Amendments. Notwithstanding Section 3.01 of this Supplemental Indenture, the Proposed Amendments set forth in Section 2.01 of this Supplemental Indenture shall become operative when, and only when, the Notes with respect to which the Requisite Consents (as defined in the Offer to Purchase) have been delivered are paid for on the applicable Payment Date (as defined in the Offer to Purchase).

ARTICLE IV

MISCELLANEOUS

Section 4.01. Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 4.02. Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the law of the Commonwealth of Virginia.

Section 4.03. Severability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality and unenforceability.

Section 4.04. Ratification of Indenture: Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

Section 4.05. Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

Section 4.06. Headings. The headings of the Articles and the Sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

Section 4.07. Successors and Assigns. All agreements of the Company and the Trustee in this Supplemental Indenture shall bind their respective successors and assigns.

Section 4.08. Conflict With Trust Indenture Act. If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act that is required under the Trust Indenture Act to be part of and govern any provision of the Indenture, such provision of the Trust Indenture Act shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

Section 4.09 Trustee Disclaimer. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations or warranties as to the validity or sufficiency of this Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

UDR, INC.

By: /s/ Warren L. Troupe
Name: Warren L. Troupe
Title: Senior Executive Vice President

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By: /s/ Monique L. Green
Name: Monique L. Green
Title: Vice President